

Mail Stop 3561

December 29, 2015

Robert J. Simmons
Chief Financial Officer
SkyWest, Inc.
444 South River Road
St. George, Utah 84790

> **Re:** **SkyWest, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 18, 2015**
> **File No. 000-14719**

Dear Mr. Simmons:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Revenues, page 46

1. Please reconcile the measure "Passenger revenue excluding fuel, landing fee, station rent and engine overhaul reimbursements" presented in the table here of $2,937 and $2,929 for 2014 and 2013, respectively, with the measure "Passenger revenue excluding the pass-through expenses for fuel, landing fees and engine maintenance and the associated direct reimbursement from your major partners" discussed on page 40 of $2,583 and $2,570 for the same periods.

2. Please explain to us why the reconciling item for fuel expense in the passenger revenue table on page 46 differs from the reconciling item for fuel expense for total airline expense on page 49.

3. We note from your disclosure on pages 38-39 that landing fees and station rents are directly-reimbursed expenses under all of your fixed-fee arrangements and recorded as passenger revenue. Please tell us why landing fee and station rent reimbursements from major partners

is a reconciling item for passenger revenues in the table on page 46 but not for total airline expenses in the table on page 49.

4. Please tell us why a reconciling item for "CRJ200 engine overhauls" is not included as a reconciling item for passenger revenues in the table on page 46 but is for total airline expenses in the table on page 49. In this regard, we note your disclosure that the timing of expense reimbursement and recognition of overhaul expense has a direct impact on the comparability of your operating income for the presented reporting periods. Your response should specifically address how the current presentation highlights this variability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Lyn Shenk

Accounting Branch Chief
Office of Transportation and Leisure